UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Amendment No. 4

SJW Group

(Name of Subject Company)

Waltz Acquisition Sub, Inc.

a wholly owned subsidiary of

California Water Service Group

(Names of Filing Persons and Offerors)

COMMON STOCK, $0.001 PAR VALUE

(Title of Class of Securities)

784305104

(Cusip Number of Class of Securities)

Lynne P. McGhee

Vice President and General Counsel

California Water Service Group

1720 North First Street,

San Jose, CA 95112

(408) 367-8200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With copies to:

Douglas Smith Gibson, Dunn & Crutcher LLP 555 Mission Street, Suite 3000 San Francisco, CA 94105 (415) 393-8200	Eduardo Gallardo Gibson, Dunn & Crutcher LLP 200 Park Avenue New York, NY 10166 (212) 351-4000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$1,418,659,446.75	$176,623.10

*                 Estimated solely for purposes of calculating the filing fee. The transaction value was determined by multiplying (a) $68.25, the per share tender offer price, by (b) the sum of (i) 20,594,486, the number of outstanding shares of SJW common stock plus (ii) 66,538, the number of shares of SJW common stock issuable upon vesting of SJW Restricted Share Units and SJW Performance Share Units, (iii) 7,000, the number of shares of SJW common stock deliverable pursuant to the terms of vested and deferred SJW Restricted Share Units and (iv) 118,195, the number of shares of deferred SJW Common Shares, including deferred SJW Common Shares with dividend equivalent rights convertible into deferred SJW Common Shares, deliverable subject to and upon the terms of applicable deferral elections. The foregoing share figures were based on the Agreement and Plan of Merger entered into among SJW, Connecticut Water Service, Inc. and Hydro Sub, Inc., dated as of March 14, 2018 filed with SJW’s Form 8-K filed on March 15, 2018 with the Securities and Exchange Commission and SJW’s Form 10-Q filed on May 8, 2018 with the Securities and Exchange Commission.

**          The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2018, issued August 24, 2017, by multiplying the transaction value by 0.0001245.

☒          Check box if any part of the fee is offset as provided by Rule 0—11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $176,623.10	Filing Party: California Water Service Group
Form or Registration No.: Schedule TO (File No. 005-36500)	Date Filed: June 7, 2018

☐            Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒          third—party tender offer subject to Rule 14d—1.

☐            issuer tender offer subject to Rule 13e—4.

☐            going—private transaction subject to Rule 13e—3

☐            amendment to Schedule 13D under Rule 13d—2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐            Rule 13e—4(i) (Cross—Border Issuer Tender Offer)

☐            Rule 14d—1(d) (Cross—Border Third—Party Tender Offer)

This Amendment No. 4 to the Tender Offer Statement on Schedule TO (this “Amendment”) amends and supplements the Schedule TO filed with the Securities and Exchange Commission on June 7, 2018, as amended by Amendment No. 1 to Schedule TO filed on June 21, 2018, Amendment No. 2 to Schedule TO filed on June 29, 2018, and Amendment No. 3 to Schedule TO filed on July 20, 2018 (collectively, with any amendments and supplements hereto, the “Schedule TO”) by California Water Service Group (“California Water”), and Waltz Acquisition Sub, Inc., a wholly owned subsidiary of California Water (the “Purchaser”). This Schedule TO relates to the offer by the Purchaser to purchase all outstanding shares of common stock, par value $0.001 per share (the “Shares”), of SJW Group (“SJW”), at $68.25 per Share, net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 7, 2018 (the “Offer to Purchase”), and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1)(i) and (a)(1)(ii), respectively. The Offer to Purchase and the Letter of Transmittal, together with any amendments or supplements thereto, collectively constitute the “Offer.”  All capitalized terms used but not otherwise defined in this Amendment have the meanings ascribed to such terms in the Offer to Purchase.

The Schedule TO, and all the information set forth in the Offer to Purchase and related Letter of Transmittal, to the extent incorporated by reference therein, is hereby amended and supplemented as set forth below.  Every Item in the Schedule TO is automatically updated, to the extent such Item incorporates by reference any section of the Offer to Purchase that is amended and supplemented therein.

Items 1 through 11.

Items 1 through 9 and Item 11 of the Schedule TO are hereby amended and supplemented as follows:

The disclosure on page 23 of the Offer to Purchase under the heading “Background of the Offer” is hereby amended to add the following disclosures:

On August 5, 2018, SJW and CTWS amended the terms of their previously announced merger agreement (the “Revised Merger Agreement”) from a stock-for-stock transaction to an all-cash acquisition of all outstanding common shares of CTWS by SJW for $70.00 per CTWS common share (the “Revised CTWS Transaction”).

Consummation of the Revised CTWS Transaction is no longer subject to approval by the SJW stockholders, but is still subject to other conditions, including, without limitation: approval of the revised merger agreement by the CTWS shareholders; receipt of certain governmental approvals, including the approval of the Maine Public Utilities Commission and the Connecticut Public Utilities Regulatory Authority, and pre-approvals of any license transfers from the Federal Communications Commission; the absence of any law or judgment prohibiting the consummation of the merger; the accuracy of the representations and warranties of the parties (subject to customary materiality qualifiers); each party’s performance in all material respects of its obligations contained in the revised merger agreement; and the absence of any material adverse effect on CTWS since the date of the original merger agreement, which has not been ameliorated or cured.

Under the Revised Merger Agreement, SJW may terminate the Revised Merger Agreement prior to September 19, 2018 in order to accept a “Superior SJW Proposal” (as such term is defined in the Revised Merger Agreement) and enter into an acquisition agreement related to such Superior SJW Proposal, subject to payment to CTWS of a cash termination fee of $42.5 million.

After the close of business on Friday, August 10, 2018, California Water submitted a written all-cash proposal to the SJW Board to acquire 100% of the issued and outstanding SJW Shares for $70.00 cash per share (the “August 10 Proposal”). The August 10 Proposal provided that:

•                  California Water is open to discussing a purchase price higher than $70 per share that may be supported by due diligence and additional synergies that California Water and SJW may jointly identify.

•                  In the interest of accommodating some of the concerns SJW has previously highlighted, California Water would be willing to consider transaction structures that achieve tax deferral on gains from the sale of SJW shares for SJW stockholders with a historical low tax basis and who may prefer to own stock of the combined company.

•                  California Water would welcome the addition of up to two SJW designees to the California Water Board of Directors, and would consider inviting some of SJW’s executive team members to join California Water.

•                  California Water is prepared to compensate SJW stockholders with a ticking fee of $0.50 per quarter in the event the deal is not consummated within a pre-agreed timeframe due to state regulatory issues.

•                  Assuming SJW decides to proceed with negotiations, California Water will finalize committed financing for its proposed transaction prior to signing definitive agreements. California Water’s financing package will be no more conditional than SJW’s proposal for Connecticut Water.

•                  California Water is also prepared to allow for a 45-day go shop period following execution of a transaction with California Water.

The August 10 Proposal assumes SJW’s willingness to engage in negotiations with California Water and enter into mutually acceptable definitive transaction documentation. Such proposal does not amend or otherwise modify the Offer to acquire all outstanding SJW shares for $68.25 per share in cash, which is not subject to any due diligence or transaction documentation conditions.

The disclosure on page 31 of the Offer to Purchase under the subheading “California Public Utility Commission Approval,” as amended by Amendment No. 1 and Amendment No. 2, is hereby amended and restated as follows:

California Public Utility Commission Approval.  The California Public Utilities Code requires approval from the CPUC before a utility may sell the whole of its system, and before any person “shall merge, acquire, or control either directly or indirectly any public utility organized and doing business in California.”  This provision would be applicable if shares representing a controlling interest in SJW are tendered to California Water.

Based on current state regulations, the CPUC requires that California Water and SJW jointly file an application for the Offer and Proposed Merger, which cannot be accomplished without SJW’s cooperation. Therefore, based on current state regulations, the tender offer cannot be consummated without the cooperation of SJW unless the CPUC rules otherwise.

If SJW cooperates in the filing, both California Water and SJW would jointly file an application for the Offer and the Proposed Merger.  The CPUC will review the transaction to determine whether the transaction will be “adverse to the public interest.”  If there are no third party protests, the CPUC could approve the matter within three to six months.  If there are protests, however, or if the proceedings are contentious, the time frame could be further extended.

If SJW does not cooperate in the filing, California Water may seek permission of the CPUC to file the application without SJW’s signature.  It would be subject to the discretion of the CPUC whether California Water could proceed with the application without SJW’s cooperation.  It is not guaranteed that the CPUC would allow California Water to do so, but the CPUC may want to consider California Water’s application, as the CPUC would likely be simultaneously reviewing the acquisition of CTWS by SJW. The CPUC could also consolidate the review of California Water’s application with its review of the transaction between SJW and CWTS.

California Water has not yet sought permission of the CPUC to file the application without SJW’s signature because it was awaiting the results of the previously anticipated special meeting of SJW stockholders to approve the merger as contemplated in the original merger agreement between SJW and CTWS. We believe such information would have been relevant for the CPUC determination. Given that the Revised CTWS Transaction does not require approval by SJW stockholders, California Water is awaiting the response from SJW to its August 10 Proposal in order to determine whether to proceed with requesting permission of the CPUC to file an application without SJW’s signature. If California Water does not receive permission of the CPUC to file the application without SJW’s signature, the tender offer cannot be consummated.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 13, 2018

WALTZ ACQUISITION SUB, INC.

By:	/s/ Thomas F. Smegal III
Thomas F. Smegal III
Vice President, Chief Financial Officer and Treasurer

CALIFORNIA WATER SERVICE GROUP

By:	/s/ Thomas F. Smegal III
Thomas F. Smegal III
Vice President, Chief Financial Officer and Treasurer

EXHIBIT INDEX

Index No.

(a)(1)(i)	*	Offer to Purchase dated June 7, 2018.

(a)(1)(ii)	*	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Form W-9).

(a)(1)(iii)	*	Form of Notice of Guaranteed Delivery.

(a)(1)(iv)	*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(v)	*	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(vi)	*	Summary Advertisement as published in The New York Times on June 7, 2018.

(a)(5)(i)	*	Press release issued by California Water on June 7, 2018.

(a)(5)(ii)	*	Press release issued by California Water on June 15, 2018.

(a)(5)(iii)	#	Letter to SJW Group Stockholder, dated June 25, 2018.

(a)(5)(iv)	*	Press release issued by California Water on July 20, 2018.

(a)(5)(v)		Letter from California Water to the SJW board of directors, dated August 10, 2018.

(b)		Not applicable.

(d)		Not applicable.

(g)		Not applicable.

(h)		Not applicable.

*                 Previously filed

#                 Previously filed as additional definitive proxy soliciting material on June 25, 2018 and incorporated herein by reference.